Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the calculation of Ratios of Earnings to Fixed Charges.

	DCP Midstream Partners, LP Year Ended December 31,
	2011	2010	2009(a)	2008	2007
	(Millions)
Earnings from continuing operations before fixed charges
Pretax income (loss) from continuing operations before earnings from unconsolidated affiliates	$64.1	$24.5	$(37.0)	$124.3	$(25.0)
Fixed charges	36.0	29.9	30.3	33.6	27.0
Amortization of capitalized interest	0.2	0.1	0.1	0.1	—
Distributed earnings from unconsolidated affiliates	36.9	28.9	26.9	29.6	35.8
Less:
Capitalized interest	(1.6)	(0.2)	(1.3)	(0.3)	(0.2)

Earnings from continuing operations before fixed charges	$135.6	$83.2	$19.0	$187.3	$37.6

Fixed charges
Interest expense, net of capitalized interest	$33.2	$28.8	$28.3	$32.6	$26.0
Capitalized interest	1.6	0.2	1.3	0.3	0.2
Estimate of interest within rental expense	0.5	0.6	0.5	0.5	0.6
Amortization of deferred loan costs	0.7	0.3	0.2	0.2	0.2

Total fixed charges	$36.0	$29.9	$30.3	$33.6	$27.0

Ratio of earnings to fixed charges	3.77	2.78	0.63	5.57	1.39

(a)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2009. Earnings available for fixed charges for the year ended December 31, 2009 were inadequate to cover total fixed charges and distributions to common unitholders. The deficient amount was $11.3 million.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.